legal & compliance, llc

laura aNTHONy, esq.	www.legalandcompliance.com
JOHN CACOMANOLIS, ESQ*	WWW.SECURITIESLAWBLOG.COM
CHAD FRIEND, ESQ., LLM	WWW.LAWCAST.COM
LAZARUS ROTHSTEIN, ESQ.
SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM
CRAIG D. LINDER, ESQ.***
PETER P. LINDLEY, ESQ., CPA, MBA
STUART REED, ESQ.
MARC S. WOOLF, ESQ.

* licensed in FL and NY

**licensed in NY and NJ

***licensed in FL, CA and NY

August 24, 2018

VIA ELECTRONIC EDGAR FILING

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 001, LLC
Offering Statement on Form 1-A Filed July 31, 2018 File No. 024-10876

Dear Ms. Ransom:

We have electronically filed herewith on behalf of Masterworks 001, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the Form 1-A. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott J. Lynn dated August 13, 2018. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

August 24, 2018

Risk Factors

By purchasing shares in this offering, you are bound by the arbitration provisions contained in our subscription agreement which limits your ability to bring class action lawsuits or seek remedies on a class basis, page 29

1.	We note your response to comment 6 that the arbitration provision applies to claims relating to this offering and does not apply “more generally” to compliance with federal securities laws. Your revised disclosure, however, states that the arbitration provision does not apply to claims relating “exclusively” to compliance with federal securities laws. Please revise to state, if true, that it does not apply “to claims made under the federal securities laws,” as you state in your response.

Response: The Company acknowledges and understands the Staff’s comment and has revised the Form 1-A to clarify that the arbitration provision does not apply to claims made under the federal securities laws.

Plan of Distribution, page 30

2.	We note your response to comment 4. Please revise your disclosure to describe the information that will be shared in the Ethereum Blockchain, considering you state that recording share ownership will “provide transparency” to investors. For example, discuss whether the number of shares, pricing information and the identity of the holders will be recorded in Ethereum. Please also disclose the purpose of recording share ownership on the Ethereum blockchain.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in the Form 1-A to describe that the information that will be shared in the Ethereum Blockchain will provide a permanent pubic record of all transfers of record ownership for the life of the Company and that such information is planned to include the number of shares transferred in any specific transaction and the time of such transaction, but not include personal information of the Company’s shareholders. The Company has further added disclosures in Amendment No. 1 to describe that the purpose of recording share ownership on Ethereum blockchain is to illustrate ownership of the Class A shares in a public ledger allowing investors to review all transaction in the Class A shares. Further the Company has added disclosure in Amendment No. 1 discussing that it believes that recording share ownership on the Ethereum blockchain will enhance transparency and position the Company to eventually enable transfers to occur directly on the Ethereum blockchain, if such activity becomes practical from a regulatory, technical and market perspective and if such practice will gain general acceptance; in such event, the Company may permit holders of Class A shares to elect to hold ERC20 tokens that will represent the Class A shares and permit them to effect transfers of their Class A shares directly on the Ethereum blockchain through licensed exchanges approved by Masterworks that accommodate the trading of security tokens.

3.	As a related matter, where you reference your intent to record share ownership on the Ethereum blockchain, please also state that transfers of shares will continue to be effectuated via book entry and not on the Ethereum blockchain, if true. Please also explain why the unavailability of the Ethereum blockchain would impact the trading and liquidity of your shares, as you state on page 27, if the Ethereum blockchain is essentially acting as a duplicate, public record of share ownership.

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

August 24, 2018

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in the Form 1-A to state that transfers of shares will continue to be effectuated via book entry and not on the Ethereum blockchain, and that however, the Company expects that in the future it may become practical from a regulatory, technical and market perspective for shareholders to effect transfers of Class A shares directly on the Ethereum blockchain and that such practice will gain general acceptance and that in such event, the Company may permit holders of Class A shares to elect to hold ERC20 tokens that will represent the Class A shares and permit them to effect transfers of their Class A shares directly on the Ethereum blockchain through licensed exchanges approved by Masterworks that accommodate the trading of security tokens. The Company has further added disclosure in Amendment No. 1 that in the event lawmakers or regulatory authorities in the United States determine that the payment of Ether in connection with transactions effected on the Ethereum blockchain is unlawful or the Ethereum blockchain ceases operation for any reason, the Company may be required to change the method in which it publicly reflects changes in Class A share ownership and would need to migrate its systems to an acceptable alternative and any such event could delay or prevent the Company from ever being able to permit holders of Class A shares to hold ERC20 tokens and effect transfers directly on the Ethereum blockchain, thereby impairing the future potential liquidity of the Class A shares.

If the Staff has any further comments regarding Amendment No. 1 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jennifer Thompson/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 001, LLC
Craig D. Linder, Esq./Legal & Compliance, LLC

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